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# An online, plastic-free health food store

sunandswellfoods.com Santa Barbara California

Main Street | Retail | Food | Female Founder | Ecommerce

LEAD INVESTOR

**Jay Ellis** VP of Sales @ Humm Kombucha

I have been in the food and beverage industry almost my entire career. The problems Sun & Swell are addressing are very real and I have yet to see a better solution to shortening the supply chain, providing more access to high quality food, and allowing for the use of sustainable packaging materials like compostable. I believe Kate and Bryan have uncovered a new model for food distribution and consumption that is going to change everything. Over the past 2 years, I have gotten to know them very well as an advisor, and I'm continuously amazed by their vision, resourcefulness, and natural leadership abilities. It would not surprise me at all to see Sun & Swell's influence having a tremendous impact on the larger food industry over the next 5-10 years. This company is on the verge of greatness.

**Invested $10,000 this round & $50,000 previously**

Learn about Lead Investors

OVERVIEW DETAILS UPDATES WHAT PEOPLE SAY 2 ASK A QUESTION

## Highlights

1. 📈 Grew online market to $500K+ annual run rate in less than 12 months
2. 🌱 The first ever online, plastic-free health food store
3. 🏆 Award winning: won leading food industry award (NEXTY) for sustainability
4. ♻️ First to sell groceries in compostable packaging; proprietary 'send-back' program for used bags
5. ✨ Founder is a Tory Burch Fellow, Harvard MBA, & winner of PepsiCo's WomanMade pitch contest
6. 💰 Investors & Advisors from industry leaders like Laird Superfood, HUMM Kombucha, P&G & North Face
7. 🌍 Mission Driven: Certified B-Corp, 1% for the Planet, industry leader in sustainable packaging
8. 🛒 Huge opportunity to grow and make an impact: grocery industry is $650B market

## Our Team

**Kate Flynn** Cofounder & CEO

Harvard MBA, Tory Burch Fellow, PepsiCo WomanMade pitch winner 10+ years in CPG/Retail brand and growth strategy

> The grocery industry today is in need of a disruption - it largely relies on bad food (low quality ingredients) and bad packaging (single-use plastic). We are passionate about fixing this broken food system, and building a new kind of store that puts people and the planet first.

**Bryan Flynn** Cofounder & COO

Loyola Marymount MBA. Taken companies from startup to $10M ARR. 2 x Boston Marathon Qualifier & Participant.

**Jay Ellis** Advisor and Lead Investor



VP of Sales @Humm Kombucha Previous: @Nestle, @Gillette, @Ready Pac Foods

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## We're reinventing the world of grocery, putting people and the planet first.

Today's grocery store is outdated and inefficient.  It relies on an archaic and bloated supply chain that rewards cheap, low quality inputs.  This system has created a race to the bottom that's bringing us unhealthy food, environmentally damaging packaging, and continuously higher prices.

### We've created a new type of grocery store where you can shop online for healthy, organic foods in plastic-free packaging at more accessible price points than traditional health food stores.

Our beloved online grocery store sells the highest quality organic pantry staples and snacks in 100% compostable packaging that turns back into soil within 3 months*. We work directly with farms to source the freshest, healthiest ingredients possible and create delicious products that we sell directly to you.

When we cut out all the middle men, we can offer you better food, in better packaging, at better prices.

You can think of us like a cross between Whole Foods (healthy foods) and Trader Joe's (selling only our own branded product), but online and plastic-free.


Whole Foods
Healthy foods
Trader Joe's
Sells mainly
under own brand
SUN & SWELL
foods
Online Retailer
Delivered to your door
Healthy foods
Sun & Swell brand only
Delivered to your door
AND
Plastic Free

### Today, we offer 70+ plastic-free pantry staples - and we're adding more every day.



We offer a wide range non-perishable pantry staples - from nuts to superfoods to spices to snacks. We currently over 70+ products, but we're adding more weekly, with a goal to be offering hundreds of products by the end of this year.

All of our products are organic and high quality. Some are our selection are basic pantry staples (like raw almonds), whereas other products in our assortment are specialty items unique to Sun & Swell. The items includes things like dried fruits from small family farms, and value added Sun & Swell snacks like our date and cashew cookie bites. Like Trader Joes, these products are only available at our

online store.

## What makes our food better:



Compostable packaging
Grown on California family farm
From farm to your pantry in months
Organic
Price is 10-25% less than traditional health food stores
SUN & SWELL
ORGANIC
RAW WALNUTS


### 1. Healthier and fresher foods

All of our products are organic, gluten free, vegan, dairy free, soy free, and free from added sugars or preservatives.

### 2. Plastic-free packaging

We're the only company in the US selling a wide range of health foods in compostable packaging, which enables us to be the only plastic-free grocery store that can ship our products nationwide.

We realize that even in 2021, many people don't have access to composting so we created a one-of-a-kind used bag send back program so you can send your bags back to Sun & Swell and we'll compost them for you. Because we give a hoot.

### 3. Better price points

When we cut out all the middlemen, we can pass much of these savings on to you, offering you lower prices than comparable products at other health food stores.

## We've created a brand with a community that our customers are proud to be a part of.



700+ 5 Star Reviews


## Our growth shows we've tapped into something huge.



Online Store Sales*
$125,000
$100,000
$75,000
$50,000
$25,000
$0
Launched Online Plastic-Free Grocery Store
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021 (Est.)


*Sunandswellfoods.com only; Excludes Wholesale and Amazon

In 2018, we launched a single product (SKU) through traditional wholesale and grew to nearly $500K in wholesale. Upon realizing there was a greater opportunity to reinvent the grocery system, we launched our online marketplace in Spring of 2020. Since then, we have scaled back on our wholesale business to make room for the growth of our online marketplace which has soared by 20x in less than year. In February, our monthly online sales surpassed $43,000 putting our annual run rate above $500,000.

## This market opportunity is enormous and together we can make a gigantic environmental impact.

At $650B, the US grocery market is the largest consumer sector in the world and is made up of over 40,000 grocery stores. We could grow to $1B in sales and still make up only 0.15% of the total market which is roughly the size of Sedano's, a 35 store grocer in Florida.

While there is a huge opportunity to produce profits for our investors, we also chose the grocery industry because we can have the largest impact possible when it comes to reducing single use plastics. At $1B in revenue per year, we could save over 100M plastic bags from being created every year and instead put that carbon back into the soil to be reused on farms. That's roughly 220,000 lbs of plastic that wouldn't be produced. And we're just one company. Imagine the greater impact we could have in several years as we continue to influence the entire industry to follow our lead...

## What's wrong with the grocery industry today? Bad food, and bad packaging.

Bad food: As a nation, we're not getting any healthier. This is in large part due to the packaged foods we are consuming. It's not always apparent, but most packaged foods are loaded with added sugars, preservatives, flavoring agents, and other precarious chemicals that are bad for our health.

Bad packaging: The planet is suffering too. Single-use plastic packaging is made to be used in seconds but lasts (almost) an eternity. We are currently consuming 2 million single-use plastic bags and over 1 million plastic bottles worldwide every minute and most of these materials are not even recyclable. We have a serious problem and the food industry is a major contributor.

## By fixing the way food goes from farms to your pantry, we're changing the game.

We don't rely on the the traditional food system to distribute food. Instead, we created our own system and cut out all the middlemen so that your food can flourish.

### Traditional Model
Farm to you in YEARS | Lots of middle men = Higher Prices



Farm → Ingredient Supplier → Co-packer → Brand → Distributor → Grocery Store → You!

### Sun & Swell's Model
Farm to you in MONTHS | Limited Middle Men = Lower Prices



Farm → Sun & Swell → You!

The current supply chain for food is too complex, has too many middle men, and takes food way too long to go from farm to consumer.

We created a simpler model - one that brings you closer to the food source and enables us to use plastic-free packaging.

## We're committed to doing business in a better way.

B-Corp: We believe that profit, people, planet, and purpose all can (and should) coexist. As a B-Corp, we carefully consider the impact our decisions have on all stakeholders: employees, suppliers, the surrounding community, consumers and the environment.

the environment.

**1% For the Planet:** Each year, we donate 1% of our revenue to non-profit organizations that are taking action to support two causes we care deeply about: regenerative farming and ocean health.



## TOGETHER, we believe we can make an big impact. Will you join us?

This is about more than just food to us. This is about a massive problem that needs fixing and about transforming an industry that has lost focus of what really matters - people and planet.

If we act now, we can create a future where people and planet are healthier and happier. We can pass something better onto our children and the next generation. We can fix the way we consume food and stop filling our planet with trash that will outlive several generations of humans to come.

Thank you for your consideration in joining us along this journey. If you believe in what we do, we hope that you decide to join our team as an investor and come along for the ride.

Much Love,

Kate, Bryan, and The Sun & Swell Family



*Composting timelines are based on composting at industrial facilities. For more details on composting, please consult our packaging guidelines at https://sunandswellfoods.com/pages/packaging